

March 23, 2012

<u>Via E-Mail</u>
Timothy J. Neher
President
Accelerated Acquisitions XIX, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re: Accelerated Acquisitions XIX, Inc.**
> **Form 10**
> **Filed February 28, 2012**
> **File No. 000-54611**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically by operation of law 60 days after you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Business of Issuer, page 3</u>

1.   Refer to the second paragraph on page 4. Please revise to clarify the effect that these methods of solicitation have on your ability to issue securities in connection with a target transaction in reliance on any exemption from Securities Act registration that prohibits general solicitation.

Potential Target Companies, page 5

2.   Please clarify the significance to investors of an offering being "subject to Rule 419."

Form of Acquisition, page 6

3.   Given your disclosure on page 8 that Accelerated Venture Partners LLC will pay all expenses without repayment until you effect a business combination, please clarify how you would incur non-recoverable costs that might result in a loss to the registrant in connection with an opportunity in which you decide not to participate as you state in the third paragraph on page 7.

Financial Information, page 15

4.   Refer to your disclosure on page 16 regarding a target becoming a "publicly traded corporation." Given the restrictions that you cite in your risk factors, like on pages 11 and 14, it is unclear how a combination with the registrant could substantially increase a target's ability to have shares traded publicly. Please advise or revise.

Conflicts of Interest, page 26

5.   Please reconcile your disclosure about the companies being "current on filings" with the fact that Accelerated Acquisition XV, XVI and XVII have not filed a Form 10-Q for the period ended December 31, 2011. Also, if your affiliated companies have not filed required reports timely, please balance your disclosure about their "current" reporting to alert investors to the timeliness issue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): Thomas Puzzo, Esq.